February 14, 2005

Ms. Kim Browning
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Calvert Fund
File numbers 2-76510 and 811-3416

Dear Ms. Browning:

This Form AW, Amendment Withdrawal Request, is submitted per Rule 477 of the Securities Act of 1933 to withdraw the filings (see below for the respective accession numbers and form types) made under Rule 485(a).

The filings I am withdrawing are as follows:

Filing and Form Type Accession Number
485A filed on 1/19/05, accession number	0000701039-05-000006
485A filed on 2/1/05, accession number	0000701039-05-000008

If you have any questions, please contact me at 301-951-4885.

Very truly yours,

/s/ Susan Walker Bender
Susan Walker Bender
Associate General Counsel